50 Fremont Street San Francisco, CA 94105 Tel 415.983.1000 Fax 415.983.1200	MAILING ADDRESS P. O. Box 7880 San Francisco, CA 94120 www.pillsburylaw.com

December 2, 2005

Justin D. Hovey

Phone: 415.983.6117

justin.hovey@pillsburylaw.com

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attn: Ms. Karen J. Garnett, Assistant Director

Re:	Potlatch Holdings, Inc.
Registration Statement on Form S-4 (File No. 333-128403)

Ladies and Gentlemen:

On behalf of Potlatch Holdings, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto.

Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 18, 2005. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Marked copies of Amendment No. 2 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

December 2, 2005

Registration Statement on Form S-4

General

1. We note your response to comment no. 3 that the registrant expects to fund its distributions on an annual basis “exclusively or predominantly” from the registrant’s REIT operations. If you do not expect to fund all distributions from your REIT operations, please quantify the portion that will not be from REIT operations and briefly describe any other sources of funding for the distributions.

Response: The Registrant has made substantial revisions to the “Distribution Policy” section of the Registration Statement to describe the expected sources of funding for the quarterly distributions, including providing information on the estimated cash available for distribution from REIT operations for the twelve months ended September 30, 2006. The Registrant has made conforming changes to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors Influencing Our Results of Operations” and “REIT Restructuring Transactions: Formation of the Taxable REIT Subsidiary.” In this regard, the Registrant notes that it has disclosed that a “substantial majority” of the quarterly distributions are expected to be made from the cash flows of the REIT-qualifying timberland operations, with the remainder from cash on hand, borrowings under lending arrangements, dividends from Potlatch TRS or a combination thereof.

2. We note your response to comment no. 4 and the revised disclosure that you believe that the value of the securities of Potlatch TRS will be determined to be substantially less than 20% of the value of the REIT’s total assets. Please tell us the basis for your belief and provide copies of the analyses of the value of Potlatch TRS securities relative to analyses of the value of its REIT-qualifying assets that have been reviewed by the board.

Response: Potlatch Corporation’s belief regarding the relative value of its TRS assets is based on a third party appraisal of its timberlands, various analyses of its manufacturing businesses based on EBITDA multiples and discounted cash flows, and the amount of debt and other liabilities to be assumed by the TRS. The analyses that the board of directors of Potlatch Corporation reviewed for purposes of the statements in the Registration Statement regarding the expected determination of the value of the securities of Potlatch TRS are contained in materials provided to the Staff by letter dated November 23, 2005 under a request for confidential treatment under 17 C.F.R. § 200.83 (“Section 83”).

Pillsbury Winthrop Shaw Pittman LLP

December 2, 2005

Questions and Answers about the REIT Conversions

What is Potlatch planning to do?, page 1

3. We note that the REIT conversion is not conditioned upon stockholder approval of the merger. Please disclose whether the merger is conditioned upon the REIT conversion. Also, please disclose whether Potlatch Corporation will pursue a REIT conversion if stockholders fail to approve the merger.

Response: With respect to the first part of the comment, the Registrant has added disclosure in the Registration Statement to the effect that Potlatch Corporation would not proceed with the merger if for any reason it elects not to convert to a REIT. With respect to the second part of the comment, the Registrant notes that the proxy statement/prospectus is expected to be mailed before the board of directors of Potlatch Corporation makes a final determination regarding the REIT conversion, which in turn is expected to occur before the special meeting of the stockholders. As a result, the REIT conversion will already have been approved by the board of directors and the REIT restructuring transactions described on page 46 of the Registration Statement will already have been implemented before the special stockholders’ meeting. Given this timeline, the Registrant submits that no additional disclosure is necessary.

What is a taxable REIT subsidiary?, page 2

4. We note your response to comment no. 8 and the revised disclosure. We continue to believe that you should discuss how these assets and income limitations will impact your business operations going forward, and we reissue that portion of the comment.

Response: The Registrant has made the requested disclosures.

Why do we intend to become a REIT?, page 3

5. We note your response to comment no. 10 and the revised disclosure. We continue to believe that you should expand your disclosure to briefly discuss the basis for your belief that these benefits will occur, and we reissue the comment. In particular, please provide support for your statement on page 3 that “the market tends to value highly the benefits of the REIT structure, together with the discipline of a higher distribution rate, as reflected in the higher valuations generally accorded to REITs by investors.”

Response: The Registrant has made the requested disclosures.

Pillsbury Winthrop Shaw Pittman LLP

December 2, 2005

Risk Factors

The extent of our proposed use of Potlatch TRS may affect the price of our common stock relative to the share price of other REITs, page 24

6. Please expand the last paragraph of this risk factor to explain why the market may value your stock differently compared to shares of other REITS that may not make extensive use of TRSs. Also, please clarify if true that the market may place less value on your stock as a result of your structure.

Response: The Registrant has made the requested disclosures.

Background of the REIT Conversion and the Merger, page 38

7. We note your response to prior comment 30. Please provide to us copies of the materials prepared by Goldman Sachs or any other advisers in connection with the REIT conversion. We may have further comments after we review these materials. Also, please tell us why you removed the references to Deloitte Touche Thomatsu from your disclosure.

Response: Supplementally by letter dated November 23, 2005 and under a request for confidential treatment under Section 83, Potlatch Corporation and the Registrant submitted to the Staff materials that Goldman, Sachs & Co. presented to Potlatch Corporation’s board of directors on May 2, 2005 and September 16, 2005. With respect to the Staff’s comment regarding the removal of the references to Deloitte Touche Thomatsu (“Deloitte”), the Registrant notes that Deloitte was engaged by Potlatch Corporation to assist in determining the amount of Potlatch Corporation’s historical earnings and profits for purposes of the special E&P distribution. Deloitte did not make a presentation to Potlatch Corporation’s board of directors. Upon reconsideration of the disclosure in this section of the Registration Statement as a result of the Staff’s prior comment, the Registrant concluded that a description of Deloitte’s role would not be relevant to stockholders for purposes of the actions to be voted upon at the stockholders’ meeting.

Pillsbury Winthrop Shaw Pittman LLP

December 2, 2005

Our Reasons for the REIT Conversion and the Merger, page 40

8. We note your response to prior comment 35. Please further revise the second bullet point under this heading to clarify the measure against which REIT valuations are “higher.” The basis for comparison of investor valuations is not clear from the current disclosure.

Response: The Registrant has made the requested disclosures.

REIT Restructuring Transactions; Formation of the Taxable REIT Subsidiary, page 46

9. Refer to the third paragraph under this heading. Please revise to disclose the percentage of total gross income for the fiscal year ended December 31, 2004 and your most recent interim period represented by the Wood Products segment, Pulp and Paperboard segment, and Consumer Products segment. We note the disclosure about net sales on page 50. Clearly discuss how you will meet the 75% income test for REIT qualification considering that a substantial portion of your revenues are derived from assets that will be transferred to the TRS. Provide conforming disclosure in your MD&A section (page 74).

Response: With respect to the first part of the comment, the Registrant has amended the disclosure in this section and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to provide the Registrant’s pro forma gross income from REIT operations for tax purposes for the twelve months ended September 30, 2005. With respect to the second part of the comment, the Registrant has made the requested disclosures.

Distribution Policy, page 47

10. We note your disclosure discussing the fact that the actual quarterly distribution amounts per share will be proportionately reduced after additional shares are issued in connection with the special E&P distribution. Please revise to estimate the shares that will be outstanding after additional shares are issued and disclose the estimated distributions per share.

Response: The Registrant has made the requested disclosures.

11. We have reviewed your responses to comments 2, 42 and 59. Given your stated intention to distribute a quarterly cash dividend of $0.65 per share ($76 million per year), we believe that you should provide a more detailed discussion about the policy and provide support for the stated dividend amount in your filing. In your response to

Pillsbury Winthrop Shaw Pittman LLP

December 2, 2005

comment 2 you show operating income and add back depreciation, depletion and amortization to arrive at what we believe to be what you consider cash available for distribution for the Resources segment. It does not appear that you have taken into account investing and financing activities such as principal and interest payments related to your outstanding debt obligations. Please revise to provide a tabular presentation delineating the cash available for distribution for the twelve month period following the date of the most recent financial statements included in the filing. The presentation of cash available for distribution is accomplished by adding pro forma net income for the most recently completed interim period to pro forma net income for the most recent year and subtracting pro forma net income for the comparable interim period of the prior year. This resulting pro forma net income for the most recent 12 month period is then adjusted for sources and uses of cash that are reasonable and supportable from operating, investing and financing activities to arrive at estimated cash available for distribution for the twelve month period following the date of the most recent financial statements included in the filing. The disclosure should include reference to all assumptions and considerations related to the tabular presentation. To the extent that distributions are only able to be made from REIT qualifying timberland operations please include an adjustment to remove the cash related to non-REIT operations.

We may have further comments upon our review of the proposed disclosure.

Response: The Registrant has made the requested disclosures.

Our Business, page 50

12. We are continuing to review your response to prior comment 50 and we may have additional comments.

Response: Please let us know if additional information is requested.

Pillsbury Winthrop Shaw Pittman LLP

December 2, 2005

Taxation of the Special E&P Distribution, page 105

13. We note that you have requested a revenue ruling from the IRS regarding taxation of the special E&P distribution. Please tell us why you are requesting a ruling that the distribution will be taxable. Also, please tell us whether you intend to file the revenue ruling in a pre- or post-effective amendment to the registration statement, pursuant to Item 601(b)(8) of Regulation S-K.

Response: The Registrant requested a letter ruling from the IRS based upon the advice of counsel to assure itself that the special E&P distribution would be a taxable dividend to the stockholders, as a result of the merger, to assist the Registrant in meeting the requirement that it distribute to its stockholders its accumulated non-REIT tax earnings and profits through December 31, 2005. Counsel would not have advised seeking a letter ruling if there was not a merger contemplated as part of the Registrant’s REIT conversion. The Registrant does not intend to file the letter ruling in a pre-effective or post-effective amendment to the Registration Statement because the Registrant is filing the opinion of counsel as Exhibit (8)(a) to the Registration Statement that supports the tax matters and consequences to the stockholders described in the Registration Statement, including those matters covered by the IRS letter ruling. It is our understanding that Item 601(b)(8) of Regulation S-K does not require the filing of an IRS ruling where the tax matters and consequences are covered by a legal opinion.

Exhibit 99(j)

Completing the Election Certificate, page 1

14. Please revise here and on the election form to clarify whether stockholders may revoke or change their election and, explain how that may be done.

Response: The Registrant has added additional disclosure as requested by the Staff to indicate more clearly that a stockholder’s election is irrevocable.

Exhibit A-2 - Form of Tax Opinion

15. Refer to the last paragraph of the opinion. Counsel’s statement that the opinion may not be relied upon by anyone else is not appropriate because it suggests that stockholders voting on the proposed transactions may not be entitled to rely on the opinion. Please provide a revised opinion that omits this limitation on reliance. This comment also applies to the Form of Tax Opinion submitted as Exhibit A-3.

Response: Counsel has made the requested revisions.

Pillsbury Winthrop Shaw Pittman LLP

December 2, 2005

Finally, the Registrant notes that Comment No. 27 of the Staff’s letter dated October 17, 2005 regarding the original Registration Statement requested that the Registrant provide the Staff either screen shots for each of the screens a stockholder could view during the online voting process or a password so that the Staff can view the voting website. Following is a link to the website that registered stockholders of Potlatch Corporation will view for purposes of online voting on the proposals submitted at the special meeting: http://www.investorvote.com/proxylogin.aspx?bhjs=1&fla=0&bn=ie&bv=6&bo=winxp&demo=Y&cn=11483&nobo=N. No passwords are needed in the test screens, and the Staff can click on each of the “continue” buttons to review each screen.

If you have any questions, please do not hesitate to call Blair White at (415) 983-7480 or me at (415) 983-6117. Comments can also be sent via facsimile at (415) 983-1200.

Very truly yours,

/s/ Justin D. Hovey
Justin D. Hovey

cc:	L. Pendleton Siegel
Gerald L. Zuehlke
Ralph M. Davisson

B.W. White
J.D. Rayis

Pillsbury Winthrop Shaw Pittman LLP